Exhibit 99.26

VOX TO ACQUIRE ROYALTY ON PART OF 3 MILLION OUNCE
AUSTRALIAN GOLD PROJECT

GEORGE TOWN, CAYMAN ISLANDS – March 30, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has entered into a binding agreement with a private Australian-registered entity pursuant to which Vox will acquire a A$10/oz gold royalty on part of Norton Gold Fields Pty Ltd’s (“Norton”) Bullabulling Gold Project (“Bullabulling”) in Western Australia for total consideration of up to A$2,200,000.

Vox will pay upfront cash of A$1,200,000. The first milestone payment is contingent upon Norton receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety. Upon that milestone being achieved Vox will pay a milestone payment of A$500,000, in cash or Vox shares, at the Company’s sole discretion. The second milestone is contingent upon Vox receiving first royalty revenue from Bullabulling, the milestone payment of A$500,000, may be settled in cash or Vox shares, at the Company’s sole discretion (the “Transaction”). Closing of the Transaction remains conditional upon Australian Foreign Investment Review Board approval (“FIRB Approval”). Any issuance of Vox shares in connection with the milestone payments will require the approval of the TSX Venture Exchange.

Transaction Highlights

•	Acquisition provides exposure to one of Australia’s largest undeveloped gold projects at the feasibility stage Bullabulling Project that hosts a total resource estimate of 91.65Mt @ 1.04 g/t Au for 3,079,000 ounces.

•	Prior to Norton’s takeover of former project operator Bullabulling Gold Limited (“BGL”) in 2014, BGL released a Pre-Feasibility study for Bullabulling which included a 10.5 year life of mine producing a total of 1,948,000 ounces of gold, including 650,000 ounces of gold targeted for production in the first three years.

•	Strong operating partner in Kalgoorlie-based Norton Gold Fields Pty Ltd, one of Australia’s largest domestic gold producers and a subsidiary of Hong Kong and Shanghai-listed global mining group Zijin Mining Group Co. Ltd (“Zijin”) (market capitalization of US$36B).

•	Project is located 60km from Kalgoorlie in the prolific Kalgoorlie / Coolgardie Mining District in Western Australia, within close proximity to established power, water and road infrastructure.

•	Uncapped royalty provides exposure to resource expansion potential at the royalty-linked Phoenix, Hobbit and Titan deposits, over and above the existing 775,000 royalty gold ounces at the Bonecrusher and Dicksons deposits.

Riaan Esterhuizen, Executive Vice President of Australia stated: “The addition of Bullabulling grows the number of gold royalties held by Vox in Western Australia to nineteen (with 34 total in Australia), further strengthening the portfolio of royalties which includes multiple producing, development and exploration stage assets. Bullabulling adds exposure to another large gold resource with near-term development potential and is ideally located in Western Australia’s premier Kalgoorlie / Coolgardie gold mining district. We look forward to seeing our operating partner Norton bring this project into production.”

Bullabulling Asset Overview

Bullabulling was historically mined as an open pit operation in the 1990’s, with processing via heap leaching and a carbon-in-leach (“CIL”) processing of the overlying lateritic mineralisation, oxidised, transitional and primary ores; with total production estimated as 7.9Mt at 1.45g/t Au for 371Koz Au.1

The total Bullabulling indicated and inferred resource is 91.65Mt @ 1.04 g/t Au for 3,079,000 ounces Au3 spread across 12 deposits (Figure 1). The stacked lodes between the royalty-linked Bonecrusher deposit in the north and the Bacchus deposit 5.5km to the south exhibit strong continuity over a true thickness of 270m and extend 500m across strike on the widest section.1

A comprehensive pre-feasibility study was completed by BGL in February 20132 based on the development of a 7.5 million tonne per annum open pit mining operation with a conventional CIL processing facility. Gold production of 1.95 million ounces was forecast over a mine life of 10.5 years. The mineable ore was estimated at 79.1 million tonnes at 0.87g/t. BGL completed further mine planning optimisation studies which resulted in a larger ultimate pit size and increased the in-pit ore estimate to 95 million tonnes at 0.84g/t.

The royalty is uncapped, payable at a rate of A$10/oz of gold produced (post-production of 100,000 ounces gold, approximately 25,000 ounces historically produced against hurdle) and covers two granted mining leases, M15/503 and M15/1414 which are located at the northern end of the mineralised trend. These royalty leases cover 100% of the Bonecrusher, Dicksons and Phoenix deposits, which collectively contain 25Mt @ 0.95g/t Au for 775,000 ounces of Au (Table 2) as well as 100% of the Phoenix deposit and portions of the Hobbit and Titan deposits (for which no resources are individually reported from consolidated totals).1

Figure 1: Bullabulling Project1 and royalty tenure outlined in white

The project is operated by Norton, which is a subsidiary of Hong Kong and Shanghai-listed Zijin. Norton is a well credentialled West Australian gold producer that controls a large land package and in addition owns the Paddington Mill which is located 30km northwest of Kalgoorlie. Bullabulling is located in the Coolgardie Mining District, within close proximity to established power, water and road infrastructure.

Bullabulling 2012 JORC Compliant Resource Estimates as at July 31, 2014 and December 31 2014

Indicated Resources			Inferred Resources			Total Resources
Mt	Au (g/t)	Au Ozs	Mt	Au (g/t)	Au Ozs	Mt	Au (g/t)	Au Ozs
68.57	0.99	2,185,000	23.08	1.20	893,000	91.65	1.04	3,079,000

Table 1: Total Bullabulling Mineral Resource as at December 31, 2014 (at a cut-off grade of 0.5g/t gold)3

Mineralisation Type	Classification	Tonnes Mt	Au g/t
Laterite	Inferred	1.5	0.91
Amphibolite	Indicated	14.3	0.86
	Inferred	9.5	1.1

Table 2: Royalty-linked Mineral Resource (Dicksons & Bonecrusher deposits) as at July 31, 2014
(at a cut-off grade of 0.5g/t gold)1

For more information on Bullabulling, please visit the Norton website at: https://nortongoldfields.com.au/

Transaction Closing

Closing of the Transaction is expected to occur in the Q2 2021. Closing of the Transaction will occur following receipt of FIRB Approval and customary conditions. Vox will use current cash on hand to fund the payment of the Transaction.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 45 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Vox Royalty Corp., Executive Vice President, Australia	Vox Royalty Corp., Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the acquired royalties and projects and estimates of project success, and the ability of Vox to complete the acquisition. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	“Bullabulling Gold Limited (ASX: BAB) – Takeover bid by Norton Gold Fields Limited – Target’s Statement” ASX announcement, Bullabulling Gold Limited, 14 May 2014 (https://hotcopper.com.au/threads/ann-bab-targets-statement-14-may-14.2241894/). The report titled “Bullabulling Gold Project Independent Technical Valuation” is included in the ASX announcement and was prepared by independent technical consultant RungePincockMinarco (“RPM”) with Phillip Mitchell and Steven Hinde as signatories. As at May 2014, Phillip Mitchell and Steven Hinde were employees of RPM and Members of the Australasian Institute of Mining and Metallurgy. Phillip Mitchell and Steven Hinde have sufficient experience which is relevant to the style of mineralization and types of gold deposits under consideration, and to the activity they are undertaking, to qualify them as Competent Persons (as defined in the 2012 Edition of the JORC Code).

(2)	“Results of Prefeasibility Study for the Bullabulling Gold Project” ASX announcement, Bullabulling Gold Limited, 7 February 2013 (https://hotcopper.com.au/threads/ann-bullabulling-gold-project-prefeasibility-stu.1934501/). Mineral resource estimation is based on information compiled by Mr. Trevor Pilcher, who as at 31 July 2014 was an employee of Bullabulling Gold Limited and a member of the Australasian Institute of Mining and Metallurgy. Mr Pilcher has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and the activity in which he is undertaking to qualify as a Competent Person (under 2004 Edition of the JORC Code).

(3)	“Registration of Scheme Booklet 8 April 2015” ASX announcement, Norton Gold Fields Limited, 8 April 2015 (https://www.asx.com.au/asxpdf/20150408/pdf/42xs10z5l9hy51.pdf). The report titled “Norton Gold Fields Limited ITR and Mineral Asset Valuation of Norton Gold Fields Limited’s Mineral Assets Project No. AU4573 April 2015” is included in the ASX announcement and was prepared by Snowden Mining Industry Consultants. Terry Parker (Principal Consultant) at Snowden signed off as Qualified Person on the report.